Mail Stop 6010

July 23, 2007

Via U.S. Mail and Facsimile to (408) 969-7800

Scott Howarth
Chief Financial Officer
Integrated Silicon Solution, Inc.
1940 Zanker Road
San Jose, CA 95112

> **Re: Integrated Silicon Solution, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2006**
> **Filed May 30, 2007**
> **File No. 000-23084**

Dear Mr. Howarth:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year-Ended September 30, 2006

Item 7. Management's Discussion and Analysis, page 33

Critical Accounting Policies, page 50

1.   We note disclosures on page 51 and 102 that acquisition related tangible and intangible assets are valued by an independent valuation firm. While in future filings management may elect to take full responsibility for valuing these assets, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Note 1. Organization and Significant Accounting Policies, page 61

Goodwill and Purchased Intangible Assets, page 62

2.   We see that you recorded $5.5 million of goodwill impairment charges during fiscal 2005. The impairment test for goodwill under SFAS 142 is a two-step test as described in paragraphs 19 – 22 of SFAS 142. Based on your current disclosures, it is not possible to determine how you assess and measure goodwill impairments. Please revise future filings to describe, in appropriate detail, how your goodwill accounting policies comply with the guidance discussed in paragraphs 18 – 22 of SFAS 142.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant